December 20, 2005



Mr. Eugene B. Shepherd, Jr.
Chief Financial Officer
Brigham Exploration Company
6300 Bridge Point Parkway, Building 2, Suite 500
Austin, Texas 78730


	Re:	Brigham Exploration Company
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
		Form 10-Q for Fiscal Quarter Ended September 30, 2005
      Filed November 9, 2005
		File No. 0-22433


Dear Mr. Shepherd:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the Fiscal Year Ended December 31, 2004

Business, page 2

Business strategy, page 3

1. We note your disclosure that you achieved "finding costs over the last three, five and seven years, averaging $3.69, $2.44 and $2.12 per Mcfe." Due to the variable components of this measure, please revise your discussion to address each of the following, without limitation.

* Describe how the measure is calculated.

o The information used to calculate this measure should be derived directly from the line items disclosed in the schedule of costs incurred and the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraphs
11 and 21 of SFAS 69.

o If the measure does not use data determined in accordance with SFAS
69, please identify:

* the source of the data;

* indicate whether or not the measure is a non-GAAP measure, as defined by Item 10(e) (2) of Regulation S-K;

* if the measure is a non-GAAP measure, supplementally explain why it is appropriate to disclose it in Commission filings based on the conditions identified in Item 10(e)(1)(ii) of Regulation S-K; and,

* if it is determined that it is appropriate to disclose the non-GAAP measure in Commission filings, provide the disclosure required by
Item 10(e) (1)(i) and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be located at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

o Note that finding costs include asset retirement costs.
Therefore,
this measure should also include asset retirement costs. Refer to the February 24, 2004 sample letter sent to oil and gas producers regarding SFAS 69 and SFAS 143:
http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm

o Note that future development costs expected to be incurred relative to the specific set of reserve additions included in the calculation of the measure should also be included in the calculation.

* Identify the status of the proved reserves that have been added
(e.g., proved developed vs. proved undeveloped).

o It is not appropriate to calculate this measure using non-proved reserves or to use a figure for proved reserve additions that includes both proved reserve additions attributable to consolidated entities combined with proved reserve additions attributable to investments accounted for using the equity method.

o When a significant portion of the proved reserve additions is proved undeveloped, disclose that additional development costs will need to be incurred before these proved reserves are ultimately produced, and the impact this has on the use and reliability of the measure.

o Disclose the amount of the estimated future development costs.
Explain to investors, if true, that the amount of estimated future development costs related to the proved reserve additions is a component of amounts disclosed in the SFAS 69 disclosures

* Identify the reasons why proved reserves were added.

o The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements` control impact the amount of reserve additions from that source from period to period.

o Identify all situations that resulted in a reserve addition that did not require the expenditure of additional costs. We note for example that changes in commodity prices and foreign exchange rates routinely have a direct impact on the quantity of proved reserve quantities, but do not require the expenditure of additional exploration or development costs.

* Disclose how management uses this measure.

* Disclose the limitations of this measure.

* Indicate whether the finding cost per unit measure is comparable to other like measures disclosed by other companies.

Note 1. Organization and Nature of Operations, page F-8

Mandatorily Redeemable Preferred Stock, page F-13

2. We note, upon adoption of SFAS 150, that you reclassified approximately $8 million of the mandatorily redeemable Series A and B preferred stock to long term debt and that the remaining $18.3 million balance of mandatorily redeemable preferred stock at July 1,
2003 "did not meet the criteria of mandatorily redeemable financial instruments as defined by SFAS 150." With respect to this disclosure, please address the following:

* Provide a summary of the terms of the instruments that you believe preclude them from meeting the criteria outlined in SFAS 150 and a schedule detailing how the $18.3 million was calculated.

* Confirm if true, that you reassess, at each reporting period, to determine whether circumstances have changed such that the remaining balance now meets the definition of mandatorily redeemable. We note your statement that the "remaining balance of mandatorily redeemable
Series A and B preferred stock at July 1, 2003 did not embody an unconditional obligation requiring Brigham to transfer its assets to redeem the instruments."

* Tell us whether or not you have identified any embedded features within the remaining balance of the mandatorily redeemable Series A and B preferred stock that does not meet the definition of a mandatorily redeemable financial instrument. Refer to paragraph 15 of SFAS 150.






Supplemental Oil and Gas Information (Unaudited), page F-36

Costs Incurred and Capitalized Costs

3. We note that you present one line item for the acquisition of property. Please confirm, if true, that you have not incurred significant costs to acquire mineral interests that have proved reserves that should be disclosed separately from the costs of acquiring unproved properties as required by paragraph 22 of SFAS 69.
In addition, we note your inclusion of asset retirement obligations.
Please revise your presentation so that amounts incurred related to asset retirement obligations are included in the balance of the line items required to be disclosed as there is no provision for this line item in paragraph 21 and Illustration 2 of SFAS 69.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Exhibit 31.1 and 31.2

4. We note that the wording of your certifications pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, your certifications include reference to the annual report rather than the quarterly report. Refer to Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certification, and amend your exhibits as appropriate.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

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Mr. Eugene B. Shepherd, Jr.
Brigham Exploration Company
December 20, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
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